UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  May 20, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ___                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: May 20, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

For Immediate Release                                                                                                                   Date:  May 20, 2010
10-21-TR

Teck Resources Announces Aqqaluk to Proceed

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that Teck Alaska is proceeding with development of the Aqqaluk Deposit at its Red Dog Mine.  Teck’s decision to proceed with Aqqaluk follows discussions with the United States Environmental Protection Agency (EPA) concerning the status of the renewal of Red Dog’s main water discharge permit, and an internal review of Teck’s operating plans for the deposit.

“Our discussions with EPA have been constructive, and after carefully considering the environment, our employees and local communities, we are proceeding with Aqqaluk,” said Mike Agg, Senior Vice President, Zinc.  “We will continue to maintain a water discharge that is protective of water quality and the environment.”

Teck Alaska has the necessary permits and authorizations in place to develop Aqqaluk.  In 2010, a supplemental environmental impact statement (SEIS) conducted by EPA concluded that the proposed discharge limits contained in a new water discharge permit for Red Dog were protective of the environment.  There is an outstanding administrative appeal of certain conditions of the new water discharge permit.  In response to the appeal, EPA has withdrawn five contested limitations in the permit and has stated its intent to conduct an updated permit proceeding once certain procedural matters are addressed.

The appeal of the 2010 water discharge permit and the withdrawal of the contested limits do not affect the Aqqaluk development.  Until the appeals of the 2010 water discharge permit are resolved, and EPA’s proposed 2010 permit limits are in full effect, Teck will be subject to the applicable limits in its 1998 permit.  As previously disclosed, these limits include a limit on total dissolved solids which cannot feasibly be met through any existing treatment technology at the volumes being discharged.  Teck will discharge water in accordance with the court-approved interim discharge limits contained in a 2008 settlement agreement, which correspond to the limits found in the SEIS to be protective of the environment.

Teck believes there is a viable plan in place to resolve the 2010 permit appeal and will continue to work with regulators moving forward.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information include statements regarding Teck's expectations regarding Teck’s plans for the operation of Aqqaluk and the resolution of permitting appeals and Teck’s expectations regarding 2010 Red Dog production.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, potential regulatory actions in respect of the operation of Red Dog, further challenges to permitting of the mine by non-governmental organizations or other parties, or unanticipated operational difficulties including failure of plant or equipment.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Jim Kulas
Manager Environmental & Public Affairs
Teck Alaska Incorporated
+1 907 426 9129

Marcia Smith
Vice President, Corporate Affairs
Teck Resources Limited
+1 604 699 4616